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                   STIFEL, NICOLAUS & COMPANY, INCORPORATED



                                February 1, 2010


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

      Re:   PVF Capital Corp.
            Registration Statement on Form S-1
            Request for Acceleration of Effectiveness
            File No. 333-163037

Ladies and Gentlemen:

      In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join PVF Capital Corp. (the "Company") in requesting that the effectiveness of the Company's above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective on Wednesday, February 3, 2010 at 10:00 a.m., Eastern time, or as soon thereafter as practicable.

                                Very truly yours,


                                /s/ Stifel, Nicolaus & Company, Incorporated

                                STIFEL, NICOLAUS & COMPANY, INCORPORATED